File No. 812-15781

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
In the Matter of the Application of:
Invesco Dynamic Credit Opportunity Fund
Invesco Senior Income Trust
Invesco Senior Loan Fund
Invesco Advisers, Inc.
1331 Spring Street, NW, Suite 2500
Atlanta, GA 30309

Invesco Senior Secured Management, Inc.
Invesco Direct Lending (UL) Master Fund II, SCSp
Invesco Direct Lending (L) II Blocker, LLC
Invesco Direct Lending (L) II Holdco, L.P.
Invesco Direct Lending (UL) II Holdco, L.P.
Invesco Direct Lending (UL) Fund (Cayman) II, L.P.
Invesco Private Credit Opportunities Master Fund, L.P.
Invesco Private Credit Opportunities Holdco, LLC
Invesco PCO Evergreen Master Fund, L.P.
Invesco PCO Evergreen Holdco, LLC
Invesco Credit Partners Master Fund III, L.P.
Invesco Credit Partners Opportunities Fund 2023, L.P.
225 Liberty Street
New York, NY 10281

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 (“1940 ACT”) AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE 1940 ACT

All Communications, Notices and Orders to:
Michael W. Mundt, Esq.
Matthew R. DiClemente, Esq.
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Ste. 700
Washington, DC 20006
(202) 419-8403, MMundt@stradley.com
(215) 564-8173, MDiClemente@stradley.com

Copies to:
Melanie Ringold, Esq.
Sean Ryan, Esq
Stephen Sullivan, Esq
Invesco Ltd.
11 Greenway Plaza, Suite 1000
Houston, TX  77046
melanie.ringold@invesco.com
sean.ryan@invesco.com
stephen.sullivan@invesco.com

July 9, 2025

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESCO DYNAMIC CREDIT OPPORTUNITY FUND
INVESCO SENIOR INCOME TRUST
INVESCO SENIOR LOAN FUND
INVESCO ADVISERS, INC.
1331 SPRING STREET, NW, SUITE 2500
ATLANTA, GA 30309

INVESCO SENIOR SECURED MANAGEMENT, INC.
INVESCO DIRECT LENDING (UL) MASTER FUND II, SCSP
INVESCO DIRECT LENDING (L) II BLOCKER, LLC
INVESCO DIRECT LENDING (L) II HOLDCO, L.P.
INVESCO DIRECT LENDING (UL) II HOLDCO, L.P.
INVESCO DIRECT LENDING (UL) FUND (CAYMAN) II LP
INVESCO PRIVATE CREDIT OPPORTUNITIES MASTER FUND, L.P.
INVESCO PRIVATE CREDIT OPPORTUNITIES HOLDCO, LLC
INVESCO PCO EVERGREEN MASTER FUND, L.P.
INVESCO PCO EVERGREEN HOLDCO, LLC
INVESCO CREDIT PARTNERS MASTER FUND III, L.P.
INVESCO CREDIT PARTNERS OPPORTUNITIES FUND 2023, L.P
225 LIBERTY STREET
NEW YORK, NY 10281

File No. 812-15781
: : : : : : : : : : : : : : : : : :
FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 (“1940 ACT”) AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE 1940 ACT

I. SUMMARY OF APPLICATION
The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment

Company Act of 1940, as amended (the “1940 Act”),1 and Rule l7d-l thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.  The Order would supersede the exemptive order issued by the Commission on May 19, 2020, as amended on April 28, 2023 (the “Prior Order”),2 that was granted pursuant to Sections 17(d), 57(i) and Rule l7d-l, with the result that no person will continue to rely on the Prior Order if the Order is granted.
•	Invesco Dynamic Credit Opportunity Fund (“DCO”), a closed-end management investment company registered under the 1940 Act;
•	Invesco Senior Income Trust (“SIT”), a closed-end management investment company registered under the 1940 Act;
•	Invesco Senior Loan Fund (“SLF”, and together with the DCO and SIT, the “Existing Regulated Funds”), a closed-end management investment company registered under the 1940 Act;
•	Invesco Advisers, Inc. (“IAI”), an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”), and its successors;[3]
•	Invesco Senior Secured Management, Inc. (“ISSM”, and together with IAI, the “Existing Advisers”), an investment adviser registered under the Advisers Act, and its successors; and
•
Certain existing Affiliated Entities (as identified on Schedule A hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c) of the 1940 Act (the “Existing Affiliated Funds”, and collectively with the Existing Regulated Funds and the Existing Advisers, the “Applicants”).[4]

1  Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
2  Invesco Advisers, Inc., et al. (File No. 812-15061), Release No. IC-33844 (April 21, 2020) (notice), Release No. IC-33870 (May 19, 2020) (order); as amended by Invesco Dynamic Credit Opportunity Fund, et al. (File No. 812- 15394), Release No. IC-34874 (March 31, 2023) (notice), Release No. IC-34903 (April 28, 2023) (order).
3  The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.
4  All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions,7 subject to the terms and conditions described herein.  The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8

5  “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.
The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.
In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.
6  “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.
To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.
7  “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted exemptive relief.
8  “Adviser” means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with the Existing Advisers. The term “Adviser” also includes any internally-managed Regulated Fund.

The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9
II. GENERAL DESCRIPTION OF THE APPLICANTS
A.	The Existing Regulated Funds
Each of DCO and SLF is a Delaware statutory trust and an externally managed, diversified closed-end management investment company registered under the 1940 Act that operates as an interval fund under Rule 23c-3 under the 1940 Act.  SIT is a Delaware statutory trust and an externally managed, diversified closed-end management investment company registered under the 1940 Act.  Each of the Existing Regulated Funds intends to qualify annually as a regulated investment company under Sub-Chapter M of the Code.  Each of the Existing Regulated Fund’s principal place of business is 1331 Spring Street, NW, Suite 2500, Atlanta, GA 30309.
DCO’s primary investment objective is to seek a high level of current income, with a secondary objective of capital appreciation.  SLF’s investment objective is to provide a high level of current income, consistent with preservation of capital.  SIT’s investment objective is to provide a high level of current income, consistent with preservation of capital.
Each of the Existing Regulated Funds has a fourteen-member board (each, a “Board”), of which twelve members are not “interested” persons of the relevant Existing Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.10
The investment adviser to each of the Existing Regulated Funds is IAI, and ISSM serves as a sub-adviser to each of the Existing Regulated Funds.
B.	The Existing Affiliated Funds
Each Existing Affiliated Fund is a separate and distinct legal entity that is a privately-offered fund that would be an “investment company” but for Section 3(c) of the 1940 Act.  ISSM serves as investment adviser to each of the Existing Affiliated Funds.
C.	The Existing Advisers
IAI is a Delaware corporation that serves as the investment adviser to the Existing Regulated Funds and expects to serve as investment adviser or sub-adviser to any Future Regulated Funds and/or Affiliated Entities.  IAI is an investment adviser registered under the Advisers Act.
ISSM is a Delaware corporation that serves as the sub-adviser to the Existing Regulated Funds and expects to serve as investment adviser or sub-adviser to any Future Regulated Funds and/or Affiliated Entities.  ISSM is an investment adviser registered under the Advisers Act.

9  See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).
10 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

Under the terms of an investment advisory agreement with each Existing Regulated Fund and each Existing Affiliated Fund, an Existing Adviser will, among other things, manage the investment portfolio thereof, direct purchases and sales of portfolio securities and report thereon to such Existing Regulated Fund’s or Existing Affiliated Fund’s officers and directors/manager (as applicable) regularly.
III. ORDER REQUESTED
The Applicants request an Order of the Commission under Sections l7(d) and 57(i) of the 1940 Act and Rule 17d-l thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule l7d-l thereunder.
A.	Applicable Law
Section l7(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”
Rule 17d-l prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.
Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person.  Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section l7(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a).  Because the SEC has not adopted any rules under Section 57(a), Rule l7d-l applies to persons subject to the prohibitions of Section 57(a).
Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the

11 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
B.	Need for Relief
Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund.  Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser.  Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b).  ISSM is directly owned by IAI and under common control with IAI, and ISSM and IAI are thus affiliated persons of each other.
Accordingly, with respect to IAI, ISSM, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections l7(d) and 57(b).  In addition, any entities or accounts controlled by or under common control with IAI, ISSM, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections l7(d) and 57(b).  Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule l7d-l under the 1940 Act.
C.	Conditions
Applicants agree that any Order granting the requested relief will be subject to the following Conditions.
1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa).  If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12
2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest

12 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.
3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15
4. No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction.  If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(l) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction.  No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).
5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not

13 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC.  In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.
14 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.
15 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
16 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”).  Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17
6. Dispositions.
(a)
Prior to any Disposition[18] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)
Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[19]

7. Board Oversight.
(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.
(b)
Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)	At least quarterly, each Regulated Fund’s Adviser and chief compliance

17 The Affiliated Entities may adopt shared Co-Investment Policies.
18 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
19 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

officer (as defined in Rule 38a-l(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)
Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)
The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the Order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff.  Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20
9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.
IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED
Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.
A.	Potential Benefits to the Regulated Funds and their Shareholders
Section 57(a)(4) and Rule l7d-l (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances.  If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater

20 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.
B.	Shareholder Protections
Each Co-Investment Transaction would be subject to the terms and conditions of this Application.  The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-1 by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants.  Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund.  The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.
V. PRECEDENTS
The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds.  Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

21 See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order);  BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

VI. PROCEDURAL MATTERS
A.	Communications
Please address all communications concerning this Application, the Notice and the Order to:
Michael W. Mundt, Esq.
Matthew R. DiClemente, Esq.
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Ste. 700
Washington, DC 20006
(202) 419-8403, MMundt@stradley.com
(215) 564-8173, MDiClemente@stradley.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:
Melanie Ringold, Esq.
Sean Ryan, Esq
Stephen Sullivan, Esq
Invesco Ltd.
11 Greenway Plaza, Suite 1000
Houston, TX  77046
melanie.ringold@invesco.com
sean.ryan@invesco.com
stephen.sullivan@invesco.com
B.	Authorizations
The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board.  Copies of the resolutions are provided in Appendix B.
Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule l7d-l permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule l7d-l.  Each of the persons executing the Application on behalf of an Applicant being duly sworn deposes and says that he or she has duly executed the Application for and on behalf of the applicable entity listed; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on July 9, 2025.

Invesco Dynamic Credit Opportunity Fund
Invesco Senior Income Trust
Invesco Senior Loan Fund

By:	/s/ Melanie Ringold
	Name:	Melanie Ringold
	Title:	Senior Vice President, Chief Legal Officer and Secretary

Invesco Advisers, Inc.

By:	/s/ Melanie Ringold
	Name:	Melanie Ringold
	Title:	Senior Vice President and Secretary

Invesco Senior Secured Management, Inc.

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

Invesco Direct Lending (UL) Master Fund II, SCSp

By:	Invesco Direct Lending II GP S.A.R.L.

By:	/s/ Peter Carroll
	Name:	Peter Carroll
	Title:	Director

By:	/s/ Benjamin Gruder
	Name:	Benjamin Gruder
	Title:	Director

Invesco Direct Lending (L) II Blocker, LLC

By:	Invesco Senior Secured Management, Inc.
as Manager

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

Invesco Direct Lending (L) II Holdco, L.P.

By:	Invesco Direct Lending Associates II, LLC
as General Partner

By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

Invesco Direct Lending (UL) II Holdco, L.P.

By:	Invesco Direct Lending Associates II, LLC
as General Partner

By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

Invesco Direct Lending (UL) Fund (Cayman) II, L.P.

By:	Invesco Direct Lending Associates II, LLC
as General Partner

By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

Invesco Private Credit Opportunities Master Fund, L.P.

By:	Invesco Private Credit Opportunities Associates, L.P.
as General Partner

By:	Invesco Credit Partners Associates II GP, LLC
as General Partner

By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

Invesco Private Credit Opportunities Holdco, LLC

By:	Invesco Private Credit Opportunities Master Fund L.P.
as Managing Member

By:	Invesco Private Credit Opportunities Associates, L.P.
as General Partner

By:	Invesco Credit Partners Associates II GP, LLC
as General Partner

By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

Invesco PCO Evergreen Master Fund, L.P.

By:	Invesco PCO Associates Evergreen, L.P.
as General Partner

By:	Invesco PCO Associates Evergreen GP, LLC
as General Partner

By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

Invesco PCO Evergreen Holdco, LLC

By:	Invesco PCO Evergreen Master Fund, L.P.
as Managing Member

By:	Invesco PCO Associates Evergreen, L.P.
as General Partner

By:	Invesco PCO Associates Evergreen GP, LLC
as General Partner

By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

Invesco Credit Partners Master Fund III, L.P.

By:	Invesco Credit Partners Associates III, L.P.
as General Partner

By:	Invesco Credit Partners Associates III GP, LLC
as General Partner

By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

Invesco Credit Partners Opportunities Fund 2023, L.P.

By:	Invesco Credit Partners Associates III, L.P.
as General Partner

By:	Invesco Credit Partners Associates III GP, LLC
as General Partner

By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

APPENDIX A

VERIFICATIONS

Each of the undersigned states that he or she has duly executed the attached application dated as of July 9, 2025 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below; and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken.  Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Invesco Dynamic Credit Opportunity Fund
Invesco Senior Income Trust
Invesco Senior Loan Fund

By:	/s/ Melanie Ringold
	Name:	Melanie Ringold
	Title:	Senior Vice President, Chief Legal Officer and Secretary

Invesco Advisers, Inc.

By:	/s/ Melanie Ringold
	Name:	Melanie Ringold
	Title:	Senior Vice President and Secretary

Invesco Senior Secured Management, Inc.

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

Invesco Direct Lending (UL) Master Fund II, SCSp

By:	Invesco Direct Lending II GP S.A.R.L.

By:	/s/ Peter Carroll
	Name:	Peter Carroll
	Title:	Director

By:	/s/ Benjamin Gruder
	Name:	Benjamin Gruder
	Title:	Director

Invesco Direct Lending (L) II Blocker, LLC

By:	Invesco Senior Secured Management, Inc.
as Manager

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

Invesco Direct Lending (L) II Holdco, L.P.

By:	Invesco Direct Lending Associates II, LLC
as General Partner

By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

Invesco Direct Lending (UL) II Holdco, L.P.

By:	Invesco Direct Lending Associates II, LLC
as General Partner

By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

Invesco Direct Lending (UL) Fund (Cayman) II, L.P.

By:	Invesco Direct Lending Associates II, LLC
as General Partner

By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

Invesco Private Credit Opportunities Master Fund, L.P.

By:	Invesco Private Credit Opportunities Associates, L.P.
as General Partner

By:	Invesco Credit Partners Associates II GP, LLC
as General Partner

By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

Invesco Private Credit Opportunities Holdco, LLC

By:	Invesco Private Credit Opportunities Master Fund L.P.
as Managing Member

By:	Invesco Private Credit Opportunities Associates, L.P.
as General Partner

By:	Invesco Credit Partners Associates II GP, LLC
as General Partner

By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

Invesco PCO Evergreen Master Fund, L.P.

By:	Invesco PCO Associates Evergreen, L.P.
as General Partner

By:	Invesco PCO Associates Evergreen GP, LLC
as General Partner

By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

Invesco PCO Evergreen Holdco, LLC

By:	Invesco PCO Evergreen Master Fund, L.P.
as Managing Member

By:	Invesco PCO Associates Evergreen, L.P.
as General Partner

By:	Invesco PCO Associates Evergreen GP, LLC
as General Partner

By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

Invesco Credit Partners Master Fund III, L.P.

By:	Invesco Credit Partners Associates III, L.P.
as General Partner

By:	Invesco Credit Partners Associates III GP, LLC
as General Partner

By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

Invesco Credit Partners Opportunities Fund 2023, L.P.

By:	Invesco Credit Partners Associates III, L.P.
as General Partner

By:	Invesco Credit Partners Associates III GP, LLC
as General Partner

By:	Invesco Senior Secured Management, Inc.
as Managing Member

By:	/s/ Scott Baskind
	Name:	Scott Baskind
	Title:	Chief Investment Officer, President & Managing Director

APPENDIX B
Resolutions of Board of Invesco Senior Income Trust; Invesco Senior Loan Fund; and Invesco Dynamic Credit Opportunity Fund (each a “Fund” and together, the “Funds”)
RESOLUTIONS RELATING TO THE APPROVAL OF FILING AN
EXEMPTIVE APPLICATION FOR CO-INVESTMENT EXEMPTIVE RELIEF

WHEREAS, an exemptive order was issued by the U.S. Securities and Exchange Commission (the "SEC") on May 19, 2020 to Invesco Advisers, Inc. (“IAI”), et al., as amended on April 28, 2023 (the “Order”), which permits a closed-end management investment company that is registered under the Investment Company Act of 1940, as amended (the “Act”), or electing to be regulated as a business development company, and is advised by IAI and/or Invesco Senior Secured Management, Inc. (“ISSM” and, together with IAI, the “Advisers”) to participate in certain co-investment transactions that otherwise would be prohibited under Section 17(d) of the Act and Rule 17d-1 thereunder, in accordance with the conditions to the Order, which are set forth in the Notices of Application issued by the SEC on April 21, 2020 and March 31, 2023; and

WHEREAS, the Advisers believe it is in the best interest of the Funds to supersede the Order in a manner consistent with the exemptive application filed with the SEC by FS Credit Opportunities Corp, et al., dated February 20, 2025, as amended (the “FS Application”).

NOW, THEREFORE, BE IT RESOLVED, that the execution and filing of an application for exemptive relief substantially in the form of the FS Application (the “Application”) by the officers of the Funds be, and it hereby is, ratified and approved, and the officers of the Funds are expressly hereby authorized to execute and file amendments to the Application on behalf of the Funds, and to take any and all such other actions, as they may deem necessary, desirable, or appropriate to, in connection with, or related to the filing of the Application or amendments thereto; and

FURTHER RESOLVED, that any and all actions previously taken by any officer, representative or agent of the Funds, by or on behalf of the Funds, in connection with or related to the matters set forth in the foregoing resolution be, and each of them hereby is, ratified, adopted and confirmed.

SCHEDULE A

Invesco Direct Lending (UL) Master Fund II, SCSp
Invesco Direct Lending (L) II Blocker, LLC
Invesco Direct Lending (L) II Holdco, L.P.
Invesco Direct Lending (UL) II Holdco, L.P.
Invesco Direct Lending (UL) Fund (Cayman) II, L.P.
Invesco Private Credit Opportunities Master Fund, L.P.
Invesco Private Credit Opportunities Holdco, LLC
Invesco PCO Evergreen Master Fund, L.P.
Invesco PCO Evergreen Holdco, LLC
Invesco Credit Partners Master Fund III, L.P.
Invesco Credit Partners Opportunities Fund 2023, L.P.